Filed Pursuant to Rule 433

Dated June 20, 2017

Registration Statement No. 333-203999

Relating to

Preliminary Prospectus Supplement Dated June 20, 2017 to

Prospectus dated May 8, 2015

Federal Realty Investment Trust

3.25% Notes due 2027

4.50% Notes due 2044

Term Sheet dated June 20, 2017

Issuer:	Federal Realty Investment Trust

Security:	3.25% Notes due 2027 (the “2027 Notes”)

4.50% Notes due 2044 (the “2044 Notes”)

Expected Ratings*:	A3/A-

(Moody’s / S&P)

Aggregate Principal Amount:	2027 Notes: $300,000,000

2044 Notes: $100,000,000 (the 2044 Notes will be part of the same series of notes as the $450,000,000 aggregate principal amount of Federal Realty Investment Trust’s 4.50% Notes due 2044, $250,000,000 of which were originally issued on November 14, 2014 and $200,000,000 of which were subsequently issued on March 16, 2015)

Trade Date:	June 20, 2017

Settlement Date:	June 23, 2017 (T+3)

Maturity Date:	2027 Notes: July 15, 2027

2044 Notes: December 1, 2044

Interest Payment Dates:	2027 Notes: January 15 and July 15, beginning on January 15, 2018

2044 Notes: June 1 and December 1, beginning on December 1, 2017

Benchmark Treasury:	2027 Notes: 2.375% due May 15, 2027

2044 Notes: 3.000% due February 15, 2047

Benchmark Treasury Price/Yield:	2027 Notes: 101-29+ / 2.158%

2044 Notes: 105-05 3⁄4 / 2.743%

Spread to Benchmark Treasury:	2027 Notes: +120 basis points

2044 Notes: +140 basis points

Yield to Maturity:	2027 Notes: 3.358%

Re-Offer Yield:	2044 Notes: 4.143%

Coupon (Interest Rate):	2027 Notes: 3.25% per year

2044 Notes: 4.50% per year (interest on the 2044 Notes will accrue from June 1, 2017)

Price to Public:	2027 Notes: 99.083% of principal amount, plus accrued interest, if any, from June 23, 2017

2044 Notes: 105.760% of principal amount, plus accrued interest of $275,000.00 from June 1, 2017

Redemption Provision:	2027 Notes: At any time before April 15, 2027, make-whole call based on U.S. Treasury plus 20 basis points (0.20%); if redeemed on or after April 15, 2027, at 100% of the principal amount of the notes being redeemed, in each case plus accrued and unpaid interest thereon to, but excluding, the redemption date

2044 Notes: At any time before June 1, 2044, make-whole call based on U.S. Treasury plus 25 basis points (0.25%); if redeemed on or after June 1, 2044, at 100% of the principal amount of the notes being redeemed, in each case plus accrued and unpaid interest thereon to, but excluding, the redemption date

CUSIP/ISIN:	2027 Note: 313747 AY3 / US313747AY39

2044 Note: 313747 AV9 / US313747AV99

Joint Book-Running Managers:	Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC

Regions Securities LLC

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

General

The information in the preliminary prospectus supplement dated June 20, 2017 and the prospectus dated May 8, 2015, including, without limitation, the information under the captions “Description of Notes” and “Description of Debt Securities,” shall also apply to the 2044 Notes and, unless the context otherwise requires, references in such documents to “notes” shall also include the 2044 Notes.

The terms of the 2044 Notes, other than their issue date, initial interest accrual date, initial interest payment date and issue price, will be identical to the terms of and will be part of the same series as the $250,000,000 aggregate principal amount of 4.50% Notes due 2044 issued by Federal Realty Investment Trust on November 14, 2014. The 2044 Notes offered hereby will have the same CUSIP number as such other notes and will trade interchangeably with such other notes immediately upon settlement. Upon consummation of this offering, the aggregate principal amount outstanding of Federal Realty Investment Trust’s 4.50% Notes due 2044, including the 2044 Notes offered hereby, will be $550,000,000.

Supplemental Tax Considerations for the 2044 Notes

Qualified Reopening. For U.S. federal income tax purposes, we currently intend to treat the 2044 Notes offered hereby (the “reopened notes”) as being issued in a “qualified reopening” of the currently outstanding 4.50% Notes due 2044 (the “existing notes”). For U.S. federal income tax purposes, debt instruments issued in a qualified reopening are deemed to be part of the same issue as the original debt instruments. Under the treatment described in this paragraph, the reopened notes offered hereby will have the same issue date and the same issue price as the existing notes for U.S. federal income tax purposes. The issue price of the existing notes was $988.60 per $1,000 face amount and the issue date of the existing notes was November 14, 2014. Because the existing notes were not issued with “original issue discount,” or OID, under the qualified reopening rules, the reopened notes also will not be issued with OID. The remainder of this discussion assumes the correctness of the treatment described in this paragraph.

Payments of Interest. In general, interest on the reopened notes, other than any accrued interest to which a portion of the purchase price is allocated (as described under “Pre-Acquisition Accrued Interest” below), will be included in the income of a U.S. Holder as ordinary income at the time it is received or accrued, in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes.

Pre-Acquisition Accrued Interest. A portion of the price paid for the reopened notes is attributable to the amount of interest accrued from June 1, 2017 (“pre-acquisition accrued interest”). To the extent a portion of a U.S. Holder’s purchase price is allocable to pre-acquisition accrued interest, a portion of the first stated interest payment equal to the amount of such pre-acquisition accrued interest may be treated as a nontaxable return of such pre-acquisition accrued interest to the U.S. Holder. If so, the amount treated as a return of pre-acquisition accrued interest will reduce a U.S. Holder’s adjusted tax basis in the reopened note by a corresponding amount. You are urged to consult your own tax advisors regarding the tax treatment of pre-acquisition accrued interest.

Amortizable Bond Premium. If a reopened note is purchased at a price in excess of such reopened note’s stated principal amount (excluding any amounts that are treated as pre-acquisition accrued interest as described above under “Pre-Acquisition Accrued Interest”), a U.S. Holder will have bond premium with respect to that reopened note in an amount equal to such excess. A U.S. Holder generally may elect to amortize bond premium using the constant yield method over the remaining term of the reopened note and may offset stated interest income otherwise required to be included in respect of the reopened note during any taxable year by the amortized amount of bond premium for the taxable year. However, because we may call the reopened notes under certain circumstances at a price in excess of their stated principal amount, such amortization may be reduced and/or deferred.

A U.S. Holder’s election to amortize bond premium on a constant yield method, once made, will also apply to all other debt obligations with bond premium (other than obligations the interest on which is excludible from gross income) that a U.S. Holder holds at the beginning of or acquires in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. If a U.S. Holder does not elect to amortize the bond premium, the bond premium will decrease the gain or increase the loss such holder would otherwise recognize on the disposition of the reopened note. You are urged to consult your own tax advisors with respect to the rules relating to amortizable bond premium and the application to your particular circumstances.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it from (i) Citigroup Global Markets Inc. toll free at 1-800-831-9146, (ii) Deutsche Bank Securities Inc. toll free at 1-800-503-4611, (iii) J.P. Morgan Securities LLC collect at 1-212-834-4533, or (iv) Wells Fargo Securities, LLC toll free at 1-800-645-3751.

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